Mail Stop 4561

March 11, 2008

Mr. Gregory F. Hughes
Chief Financial Officer and Chief Operating Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

> **Re:** **SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/27/08**
> **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 2 – Significant Accounting Policies, page 58

1.   We note your disclosure that you consolidate your investment in 919 Third Avenue, which you acquired through your acquisition of Reckson, since you own a 51% controlling interest. However, on page 33 you disclose that in all of your joint ventures, the rights of the minority investors are both protective as well as participating; therefore unless you are determined to be the primary beneficiary,

those rights preclude you from consolidating these investments. Please reconcile these two statements and provide us with your analysis of the 919 Third Avenue joint venture under EITF 04-5 or EITF 96-16, as applicable. Based on the disclosure on page 16 of Reckson's 10-K for the year ended December 31, 2006 that was filed on April 2, 2007, you have substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. However, you must obtain the consent of the other joint venture partner in order to make certain decisions, including the sale of the property, purchasing any additional property or entering into significant leases. Please address these rights in your response and additionally tell us if the other joint venture partner has to approve the annual budget that you develop.

Note 4 – Property Dispositions and Assets Held for Sale, page 68

2.   You disclose that in July 2007 you sold an 85% interest in 1372 Broadway, New York, to Wachovia Corporation for approximately $284.8 million and that the sale generated a gain of $254.4 million. You also disclose that you deferred recognition of the gain on sale due to your continuing involvement. You state that you retained a 15% interest in the property, have the ability to earn incentive fees based on the financial performance of the property, and have an option to reacquire the property under certain limited circumstances. Please tell us how you determined that your forms of involvement subsequent to the sale of the property resulted in the retention of substantial risks or rewards by your company. Please specifically address paragraphs 26, 33-37, and 43 of SFAS 66 in your response.

Exhibits

3.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Since the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief